UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 3, 2006

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

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Quarterly report - 2Q 2006

August 3, 2006

•	EBITDA[1] of DKK 3,175m down 0.7%
•	Outlook for 2006 is unchanged

Highlights for 2Q 2006

•	Revenue growth of 1.8%
•	EBITDA is down 0.7% to DKK 3,175m
•	15.7m customers, up 11.8%
•	Net income of DKK 561m down 58.9% following the change in capital structure

Outlook for 2006

•	Revenue Outlook unchanged at DKK 48.0bn
•	EBITDA Outlook unchanged at DKK 13.4bn
•	Net income Outlook unchanged at DKK 3.2bn

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

The quarterly report has not been audited.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

TDC Group, summarized Income Statements

DKKm	2Q 2005	2Q 2006	Change in
			%

Revenue	11,396	11,602	1.8

Total operating expenses before depreciation etc.	(8,240)	(8,498)	(3.1)
Other income and expenses	40	71	77.5

EBITDA	3,196	3,175	(0.7)
Depreciation, amortization and impairment losses	(1,631)	(1,590)	2.5

EBIT [1]	1,565	1,585	1.3
Special items	0	408	-
Income from associates	85	94	10.6
Net financials	(163)	(731)	-

Income before income taxes	1,487	1,356	(8.8)
Income taxes	(171)	(368)	(115.2)

Net income from continuing operations	1,316	988	(24.9)

Net income from discontinued operations [2]	41	0	-

Net income	1,357	988	(27.2)

Attributable to:
Shareholders of the Parent Company	1,370	1,004	(26.7)
Minority interests	(13)	(16)	(23.1)

Net income excl. special items and fair value adjustments [3]	1,366	561	(58.9)

EBITDA margin in %	28.0	27.4	-

1) EBIT (operating income) is excluding special items.

2) Relates to net income from TDC Directories, which was divested on November 30, 2005.

3) Special items and fair value adjustments are present in several lines in the Income Statement as shown in the detailed Income Statement on page 21.

Highlights

COPENHAGEN, Denmark, August 3, 2006 – TDC's revenue grew 1.8% to DKK 11,602m in 2Q 2006. Earnings before depreciation, amortization and special items (EBITDA) was down 0.7% to DKK 3,175m, mainly because of the Easter 2006 falling in 2Q, lower revenue in TDC Switzerland, higher customer acquisition costs in TDC Mobil A/S and the start-up of easyMobile and Bité Latvia. Net income, excluding special items and fair value adjustments, was DKK 561m, down 58.9% due to the change in capital structure.

TDC’s capital expenditures, excluding share acquisitions, totaled DKK 1,290m, a 0.8% increase. The capex-to-revenue ratio was 11.1% compared with 11.2% in 2Q 2005.

TDC’s customer base grew 11.8% to 15.7m driven mainly by progress in TDC Mobile International’s foreign operations.

“We continue the substantial increase in our customer base through our focused positioning in the growth areas mobile and

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

broadband. As a result of this focused strategy, we have passed the important milestone of one million domestic broadband customers. Further, we are rapidly expanding our fiber coverage of Denmark. We maintain the earnings Outlook for 2006 with an EBITDA growth of 3.1%”, says Henning Dyremose, president and CEO.

Revenue

TDC’s revenue amounted to DKK 11,602m in 2Q 2006, up DKK 206m or 1.8%, reflecting mainly increased revenue in TDC Solutions and TDC Mobile International.

Adjusted for acquired and divested companies2, revenue decreased 0.3%. The decrease is mainly related to lower revenue in TDC Switzerland.

Operating expenses

Operating expenses increased 3.1% to DKK 8,498m in 2Q 2006. Transmission costs and cost of goods sold increased 2.1% to DKK 4,184m. Wages, salaries and pension costs rose 4.0%3 to DKK 1,982m, while other external expenses increased 4.3% to DKK 2,332m. The development in operating expenses is attributable mainly to higher transmission and customer acquisition costs in the domestic mobile operations.

Adjusted for acquired and divested companies, operating expenses increased 0.5% compared with 2Q 2005.

The number of full-time employee equivalents totaled 19,617, down 473 or 2.4% on 2Q 2005. The development was impacted by structural changes4 increasing full-time employee equivalents by 455, while domestic redundancy programs decreased the full-time employee equivalents by 614.

EBITDA

EBITDA decreased DKK 21m or 0.7% to DKK 3,175m in 2Q 2006. Adjusted for acquired and divested companies, EBITDA fell 1.3%. In 2006, Easter holidays impacted 1Q financial growth positively and 2Q negatively. In addition, EBITDA was negatively impacted by lower revenue in TDC Switzerland, higher customer acquisition cost in the Danish mobile business and the start-up of easyMobile and Bité Latvia.

The EBITDA margin decreased from 28.0% in 2Q 2005 to 27.4% in 2Q 2006. Adjusted for acquired and divested companies the EBITDA margin decreased 0.3 percentage points.

[2] Developments from 2005 to 2006 were impacted by some changes in ownership shares, including acquisition investments in the following companies: HTCC (consolidated as of April 1, 2005), Dotcom Solutions (recognized at July 1, 2005) and Ascom’s business communications solutions unit – subsequently renamed sunrise business communications – (recognized at July 1, 2005). Contactel (February 2, 2006). In the remainder of the quarterly report, ‘adjusted for acquired and divested companies’ refers to reported figures for the TDC Group, TDC Solutions and TDC Switzerland, adjusted for the impact of these acquisitions and divestments.

[3] The growth was impacted by changes in ownership shares as mentioned in note 2.	[4] Acquisitions and divestments of companies, as well as in- and outsourcing.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,590m, down 2.5% on 2Q 2005. The decrease reflects mainly lower depreciation etc. in TDC Solutions A/S.

EBIT

EBIT amounted to DKK 1,585m, representing an increase of 1.3%. This development results primarily from the decrease in depreciation etc.

Special items

In 2Q 2006, special items amounted to DKK 408m before taxes reflecting mainly the Swiss Federal Court’ ruling on landline interconnect rates. This is partly counteracted by borrowing costs related to the unused or cancelled parts of the credit facilities, cost regarding the redundancy program in TDC Switzerland and bonuses for the Executive Committee.

Income from associates

In 2Q 2006, income from associates amounted to DKK 94m, up DKK 9m or 10.6%.

Net financials

In 2Q 2006, net financials was an expense of DKK 731m compared with an expense of DKK 163m in 2Q 2005.

Net financials, excluding fair value adjustments, was an expense of DKK 824m compared with an expense of DKK 158m in 2Q 2005, reflecting mainly a change in the leverage resulting from the financing of dividends paid in April 2006.

Fair value adjustments amounted to DKK 93m caused by an increased fair value of the hedge of long-term EUR-debt due to an increase in EUR interest rate. Fair value adjustments were DKK (5)m in 2Q 2005.

Income before income taxes

Income before income taxes, including special items and fair value adjustments, was DKK 1,356m compared with DKK 1,487m in 2Q 2005, representing an 8.8% decrease.

Income before income taxes, excluding special items and fair value adjustments, was DKK 855m, down 42.7%. The decrease is attributable to the increase in financial expenses.

Income taxes

Income taxes were DKK (368)m compared with DKK (171)m in 2Q 2005.

Income taxes related to net income, excluding special items and fair value adjustments, were DKK (294)m compared with DKK (166)m in 2Q 2005. In 2Q 2006, the effective tax rate, excluding special items and fair value adjustments, was 34.4% compared with 11.1% in 2Q 2005. The increase in the effective tax rate reflects mainly a significantly lower tax rate in 2Q 2005 as a consequence of the change in Danish tax legislation in 2005 resulting in a non-recurrent reduction of deferred taxes recognized in 2Q 2005.

Net income

Net income, including special items and fair value adjustments, came to DKK 988m, compared with DKK 1,357m in 2Q 2005.

Net income, excluding special items and fair value adjustments, was DKK 561m, down

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

58.9%, attributable primarily to the increase in financial expenses.

Statements of Cash flow

In 2Q 2006, cash flow from operating activities amounted to DKK 2,643m, up 72.6% compared with 2Q 2005. This development is due primarily to a positive development in working capital, corporate income tax paid and realized currency adjustments. The improved development in working capital is due mainly to the negative impact in 2Q05 from payment of withholding tax regarding dividends paid. In 2Q 2006, working capital was positively impacted by reductions in inventory.

Cash flow from investing activities was DKK (158)m compared with DKK (1,478)m in 2Q 2005, reflecting the sale of marketable securities in April 2006.

Cash flow from financing activities amounted to DKK (10,128)m compared with DKK 278m in 2Q 2005, impacted primarily by payment of dividends, redemption of EMTN bonds and partly compensated for by proceeds from loan facilities.

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 58,383m at the end of 2Q 2006 compared with DKK 22,640m at the end of 2Q 2005, up DKK 35.7bn, reflecting mainly the financing of dividends paid in 2Q 2006.

Compared with the end of 1Q 2006, net interest-bearing debt increased DKK 43.2bn, driven primarily by dividends paid in 2Q 2006.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,290m, a 0.8% increase compared with 2Q 2005. The capex-to-revenue ratio decreased from 11.2% in 2Q 2005 to 11.1% in 2Q 2006.

Adjusted for acquired and divested companies, capital expenditures increased 0.4% compared with 2Q 2005.

Number of customers

TDC’s customer base totaled 15.7m at the end of 2Q 2006, an 11.8% increase on 2Q 2005 that was attributable mainly to customer intake in Talkline and Bité.

The domestic customer base totaled 7.7m, up 2.5%. This development is primarily the result of growth in the xDSL, mobile and cable-modem customer bases, partly offset by a decline in the number of landline telephony customers and dial-up internet customers.

The domestic mobile customer base increased 7.2% to 2.6m. The retail part hereof grew 5.3% compared with 2Q 2005, reflecting increases of 77,000 retail customers in TDC Mobil A/S and 32,000 customers in Telmore. The number of wholesale customers in TDC Mobile A/S increased 57,000. The growth in the domestic mobile customer base was negatively impacted by a change in the definition of active prepaid retail customers as from 1Q06, cf. page 15.

The number of xDSL customers in TDC’s domestic operations grew 25.2% to

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

776,000. The total number of broadband customers amounted to 1,050,000, up 36.2% on 2Q 2005.

The number of customers in the international activities grew 22.2% to 8.1m, driven by strong increases in the mobile customer bases, notably in Talkline and Bité.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Significant developments

Interim dividends paid in April

Based on an authorization adopted at the Extraordinary Meeting on February 28, 2006 TDC’s Board of Directors at its meeting on April 5, 2006, decided to pay out interim dividends of DKK 219.50 per share of a nominal value of DKK 5 each, totaling DKK 43,481m, excluding dividends of treasury shares. The dividend was paid on April 11, 2006. See also stock exchange release of April 6, 2006.

Interim dividends paid in June

Based on an authorization adopted at the Annual General Meeting on April 26, 2006, at its meeting on June 21, 2006, TDC’s Board of Directors decided to pay out interim dividends of DKK 4.35 per share of nominal value of DKK 5 each, totaling DKK 862m, excluding dividends of treasury shares. The dividends were paid on June 29, 2006. See also stock exchange release of June 21, 2006.

Reduction in workforce of 145 employees at TDC Switzerland

On May 17, 2006, TDC decided to implement a redundancy program covering 145 employees. In collaboration with employee representatives and labor unions, TDC Switzerland has created a social compensation plan. Total costs related to workforce reductions are estimated at DKK 72m before tax. This amount was expensed as a special item in the second quarter of 2006. See also stock exchange release of May 17, 2006.

Termination of ADR-Program

On April 19, 2006, the Securities and Exchange Commission (SEC) approved TDC’s application to withdraw TDC’s American Depository Shares (ADSs) under its American Depository Receipts (ADR) program and ordinary shares from listing and registration on the New York Stock Exchange. On June 21, TDC instructed the Bank of New York, as Depositary under the Deposit Agreement, to stop offering ADSs as of June 26, 2006. On June 21, 2006 ADSs represented 0.16% of TDC’s share capital. Under the amended Deposit Agreement, the Bank of New York will sell all remaining ADSs 30 days after a 90-day notice period expires. As a result, TDC expects the ADR program to be terminated by the end of October 2006. See also stock exchange release as of June 21, 2006. TDC is still registered with SEC and accordingly has obligations to disclose certain information.

Future management

On June 22, 2006, it was announced that the President and Chief Executive Officer (CEO) of TDC, Henning Dyremose, had accepted an offer to become Chairman of the Board of TDC. Jens Alder is expected to become the new President and CEO of TDC as of November 1, 2006. Senior Executive Vice President (SEVP) and Chief Financial Officer (CFO), Hans Munk Nielsen, will continue on the Executive Committee of TDC. See also stock exchange release of June 22, 2006.

LRIC TDC Switzerland

On May 22, 2006 TDC Switzerland received a ruling from the Swiss Federal Court in the interconnection proceedings that have been ongoing since April 2000. Since January 1, 2000 Swisscom has been required to calculate its prices for interconnection services based on the Long Run Incremental Cost (LRIC) principle. However, the prices charged by Swisscom have been disputed by TDC Switzerland.

For the period 2000-2003 the Court has finally approved in principle the prices previously set by the Federal Communications commission (ComCom) in June 2005. The now approved prices of ComCom are substantially lower than the prices charged by Swisscom. Only in a minor

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

point, the Court has ordered ComCom to recalculate the prices of Swisscom. This recalculation is expected to be finalized before the end of 2006. The prices for 2004-2006 will be defined in accordance with the principles for the final prices for 2000-2003.

On July 4, 2006, TDC finalized its assessment of the ruling applying certain assumptions regarding the final outcome of the proceedings regarding the recalculation of the prices, cf. above, and the relevant volumes of interconnection traffic. In accordance with IFRS, TDC has estimated the income that is assessed to be virtually certain, and accordingly TDC estimates that the financial impact for TDC Switzerland for the years 2000-2005 will result in an income before tax of CHF 186m (DKK 890m). This income has been reported as a special item in Q2 2006.

The estimated impact for 2006 amounts to CHF 12m (DKK 57m) before tax, and is reported as a reduction of transmission costs.

Due to the above-mentioned outstanding issues regarding the prices for 2000-2003 and 2004-2006 as well as the relevant volumes, the timing of the impact on the cash flow for TDC cannot be precisely determined. It is expected that the majority of the income will result in cash receipts during 2006-2007. See also stock exchange release of July 4, 2006.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Outlook for 2006

The Outlook for 2006 is an update of the Outlook provided with the 1Q 2006 quarterly report.

The Outlook for 2006 is based on thorough financial plans for each individual business line. Information concerning the Outlook for 2006 is by nature associated with a certain level of risk and uncertainty. These risks are most recently elaborated in the Form 20-F 2005 as of June 23, 2006. Please also see the safe harbor statement below.

Revenue and EBITDA Outlook for the TDC Group is unchanged at DKK 48.0bn and DKK 13.4bn, respectively, compared with the Outlook provided in the 1Q 2006 quarterly report.

Net income Outlook is unchanged at DKK 3.2bn.

In general, all amounts are excluding special items and fair value adjustments.

Outlook for 2006
(Excl. special items and fair value adjustments)
DKKbn	2005	2006	Change in %

TDC Group
Revenue	46.588	48.0	3.0
EBITDA	13.003	13.4	3.1
Net Income	4.699	3.2	(31.9)

TDC Solutions
Revenue	21.631	22.1	2.2
EBITDA	6.648	7.0	5.3

TDC Mobile International
Revenue	16.039	16.8	4.7
EBITDA	2.809	3.0	6.8

TDC Switzerland
Revenue	9.582	9.4	(1.9)
EBITDA	2.584	2.5	(3.3)

TDC Cable TV
Revenue	2.107	2.4	13.9
EBITDA	0.470	0.6	27.7

Other activities[1]
Revenue	(2.771)	(2.7)	2.6
EBITDA	0.492	0.3	(39.0)

[1] Includes TDC Services, TDC A/S and eliminations.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Statements of Income, etc., for the business lines

DKKm	TDC Solutions		TDC Mobile International		TDC Switzerland

	2Q 2005	2Q 2006	2Q 2005	2Q 2006	2Q 2005	2Q 2006

Revenue, external customers	5,005	5,062	3,494	3,636	2,337	2,274
Revenue from other business
lines	211	286	320	387	6	3

Total operating expenses before
depreciation etc.	(3,682)	(3,760)	(3,025)	(3,268)	(1,724)	(1,709)

Other income and expenses	32	36	(6)	18	0	2

EBITDA	1,566	1,624	783	773	619	570

Depreciation, amortization and
impairment losses	(928)	(846)	(268)	(292)	(358)	(357)

EBIT	638	778	515	481	261	213

Capital expenditures excl.
share acquisitions	642	727	288	246	238	227

DKKm	TDC Cable TV		Other activities[1]		TDC Group

	2Q 2005	2Q 2006	2Q 2005	2Q 2006	2Q 2005	2Q 2006

Revenue, external customers	524	604	36	26	11,396	11,602
Revenue from other business
lines	1	2	(538)	(678)	0	0

Total operating expenses before
depreciation etc.	(400)	(459)	591	698	(8,240)	(8,498)

Other income and expenses	1	1	13	14	40	71

EBITDA	126	148	102	60	3,196	3,175

Depreciation, amortization and
impairment losses	(49)	(52)	(28)	(43)	(1,631)	(1,590)

EBIT	77	96	74	17	1,565	1,585

Capital expenditures excl.
share acquisitions	60	52	52	38	1,280	1,290

1) Includes TDC A/S, TDC Services and eliminations.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Business line performance

TDC Solutions

TDC Solutions’ activities comprise mainly Danish traditional landline services (voice, internet and data), as well as integrated solutions in Denmark, Sweden, Norway, Finland and Hungary.

DKKm	2Q 2005	2Q 2006	Change in %

Revenue	5,216	5,348	2.5

Of which domestic	4,245	4,197	(1.1)

Operating expenses	(3,682)	(3,760)	(2.1)
Transmission costs and cost
of goods sold
Other external expenses	(1,006)	(961)	4.5
Wages, salaries and pension
costs
Other income and expenses	32	36	12.5

EBITDA	1,566	1,624	3.7
Of which domestic	1,425	1,483	4.1

EBITDA margin	30.0%	30.4%

Depreciation, amortization and
impairment losses

EBIT	638	778	21.9

In 2Q 2006, revenue increased 2.5% to DKK 5,348m, impacted by acquisitions and divestments. The consolidation of HTCC, acquisition of Dotcom Solutions and the divestment of Contactel together impacted revenue positively by DKK 148m.

Adjusted for acquisitions and divestments, revenue declined 0.3% compared with 2Q 2005.

Landline Telephony

Revenue from landline telephony totaled DKK 2,411m, down 9.4% compared with 2Q 2005. This development was driven by a decrease of DKK 189m or 9.3% in retail revenue from landline telephony (PSTN, ISDN, etc.) due to lower traffic, and a decrease of DKK 63m or 10.1% in wholesale revenue due to lower transit traffic. Revenue was negatively impacted by Easter falling in 2Q 2006 and not in 1Q as in 2005.

Adjusted for acquired and divested companies, revenue from landline telephony decreased 9.1%.

DKKm	2Q 2005	2Q 2006	Change in %

Revenue	5,216	5,348	2.5
Landline telephony	2,662	2,411	(9.4)
Retail	2,040	1,851	(9.3)
Subscriptions	939	941	0.2
Traffic	1,101	910	(17.3)
Wholesale	622	559	(10.1)
Transit traffic	197	138	(29.9)
Other [1]	425	421	(0.9)
Leased lines	367	421	14.7
Data communications and
internet services
Terminal equipment etc.	706	857	21.4
Other [2]	240	346	44.2

1) Includes incoming traffic, prefix traffic and service provision.

2) Includes mobile telephony, operator services etc.

Retail subscription revenue increased 0.2% to DKK 941m. At the end of 2Q 2006, the total number of domestic retail landline customers in TDC Solutions was 2.2m, a decline of 5.6% compared with the same quarter last year. The number of international retail customers totaled 259,000, up 33,000 due mainly to growth in HTCC’s customer base.

Retail traffic revenue totaled DKK 910m, down 17.3% or DKK 191m, reflecting a 10.6% decline in domestic retail voice minutes to 1.8bn minutes. This was due to the general market trend for traffic to migrate to IP or the mobile networks. Traffic revenue was also negatively impacted by Easter falling in 2Q and not in 1Q as in 2005.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Wholesale traffic revenue decreased 10.1% to DKK 559m. Domestic wholesale traffic declined 19.5% to 1.9bn minutes, while the number of wholesale customers decreased 5.7% to 466,000.

Leased lines

Revenue from leased lines rose 14.7% to DKK 421m, reflecting mainly the consolidation of HTCC and the acquisition of TDC Dotcom AB. Adjusted for acquisitions and divestments, revenue from leased lines rose 2.7% compared with 2Q 2005.

Data communications and internet services

Revenue from data communications and internet services totaled DKK 1,313m, up 5.8%. This reflects 25.2% growth in the number of domestic xDSL customers, partly offset, however, by reduced dial-up internet revenue.

Adjusted for acquisitions and divestments, revenue from data communications and internet services increased 7.4%.

Other services

Revenue from terminal equipment etc. increased 21.4%, or DKK 151m, to DKK 857m, due mainly to growth in NetDesign and the acquisition of Dotcom Solutions.

Adjusted for acquisitions and divestments, revenue from terminal equipment etc. increased 1.8%.

Other revenue increased 44.2% to DKK 346m, reflecting primarily change in internal settlements since 2Q 2005.

Operating expenses

Operating expenses were DKK 3,760m, up 2.1% or DKK 78m. This development was driven by the consolidation of HTCC and the inclusion of Dotcom Solutions. Adjusted for acquired and divested companies, operating expenses decreased 1.5%, due primarily to stringent cost control that more than compensated for a negative impact from changes in internal settlements as of 2Q 2005.

EBITDA

EBITDA amounted to DKK 1,624m in 2Q 2006, up DKK 58m or 3.7%. Adjusted for acquisitions and divestments, EBITDA increased 2.7%, reflecting primarily a rise in the number of domestic xDSL customers and continued improvement of operations efficiency.

The EBITDA margin was 30.4% compared with 30.0% in the same quarter last year. Adjusted for acquisitions and divestments, the EBITDA margin increased 0.9 percentage point primarily as a result of the continued focus on operations efficiency.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses decreased 8.8% to DKK 846m. Adjusted for acquisitions and divestments, depreciation, amortization and impairment losses decreased 12.1% due to ADSL equipment that has been fully depreciated.

EBIT

In 2Q 2006, EBIT amounted to DKK 778m, representing an increase of 21.9% on 2Q 2005 and resulting primarily from lower depreciation etc. and improved EBITDA.

Capital expenditures

Capital expenditures, excluding share acquisitions, rose DKK 85m or 13.2% to DKK 727m, reflecting mainly the acquired companies and increased investments in the domestic market, with a focus on expanding and upgrading the existing broadband infrastructure, including fiber-optic roll-out, to satisfy the growing demand for broadband services. The capex-to-revenue ratio totaled 13.6% in 2Q 2006 against 12.3% in 2Q 2005.

Customers

TDC Solutions’ total domestic customer base was 4.0m at the end of 2Q 2006, down 2.2% on 2Q 2005. The number of landline customers including wholesale totaled 2.7m, down 5.6%, while the number of xDSL customers increased 25.2% to 776,000. The number of Duét customers increased 10.1% to 305,000 driven by the introduction of new products, while dial-up internet subscriptions decreased 29.5% to 248,000, driven mainly by migration to broadband services. The total international customer base decreased 18.4% to 324,000 at the end of 2Q 2006 due mainly to the divestment of Contactel partly balanced by landline customer intake in HTCC.

TDC Mobile International

TDC Mobile International includes mainly TDC Mobil A/S, Telmore, Talkline and Bité.

DKKm	2Q 2005	2Q 2006	Change
			in %

Revenue	3,814	4,023	5.5
Domestic operations	1,754	1,906	8.7
Talkline etc.[1]	1,782	1,801	1.1
Bité	278	316	13.7

Operating expenses	(3,025)	(3,268)	(8.0)
Transmission costs and cost of
goods sold	(1,860)	(2,009)	(8.0)
Other external expenses	(921)	(1,004)	(9.0)
Wages, salaries and pension
costs	(244)	(255)	(4.5)
Other income and expenses	(6)	18	-

EBITDA	783	773	(1.3)

EBITDA margin	20.5%	19.2%

Domestic operations	600	580	(3.3)
Talkline etc.[1]	126	144	14.3
Bité	57	49	(14.0)

Depreciation, amortization and
impairment losses

EBIT	515	481	(6.6)

1) Talkline etc. includes European service provider activities, including easyMobile.

In 2Q 2006, revenue in TDC Mobile International amounted to DKK 4,023m, an increase of 5.5%.

Total operating expenses rose 8.0% to DKK 3,268m, attributable to an 8.0% increase in transmission costs and cost of goods sold stemming from increased traffic. Other external expenses rose 9.0% impacted by higher customer acquisition costs and the start-up of activities in the Bité Latvia and easyMobile companies.

EBITDA amounted to DKK 773m, down DKK 10m or 1.3%. The negative growth stems from increased customer acquisition costs and impact from start-ups of easyMobile and Bité Latvia.

Depreciation, amortization and impairment losses increased 9.0% to DKK 292m due mainly to the roll-out of the UMTS network in Denmark.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

EBIT totaled DKK 481m, corresponding to a 6.6% decrease on 2Q 2005 due primarily to growth in depreciation, amortization and impairment losses.

Capital expenditures, excluding share acquisitions, decreased 14.6% to DKK 246m compared with 2Q 2005. The capex-to-revenue ratio decreased from 7.6% in 2Q 2005 to 6.1%.

Domestic mobile operations

Revenue from the domestic mobile operation increased 8.7% to DKK 1,906m, driven mainly by a 7.8% rise in traffic revenue due to increased retail and wholesale traffic partly offset by a reduction of mobile termination prices. The increased traffic revenue includes revenue from mobile data services (SMS, data and content services), which rose 19.0% to DKK 276m.

The number of mobile minutes sold was 1,174m, up 10.7% compared with 2Q 2005.

2Q 2006 was characterized by slightly reduced average retail prices compared with

2Q 2005. Pricing levels for the individual product models have remained relatively stable, but customers continue to migrate towards low-cost solutions.

In 2Q 2006, operating expenses rose 14.6% to DKK 1,325m, reflecting a 13.7% increase in transmission costs and cost of goods sold, which in turn was driven primarily by the rise in traffic volumes.

EBITDA was down 3.3% to DKK 580m, reflecting the higher customer acquisition costs and the reduction in mobile termination prices. The EBITDA margin was 30.4% against 34.2% in 2Q 2005.

Domestic mobile customers, including mobile customers in TDC Solutions, totaled 2.6m by the end of 2Q 2006. TDC Mobile International’s domestic retail business showed 5.7% growth compared with 2Q 2005, reflecting increases of 77,000 retail customers in TDC Mobil A/S and 32,000 retail customers in Telmore. In addition, the number of wholesale customers in TDC Mobil A/S increased 57,000.

In 2006, the definition of a prepaid customer has been changed and is now in line with the definition used by the Danish National IT and Telecom Agency. In the new definition, a sim-card is defined as active if it has been used during the last 3 months compared with 12 months earlier. Had the previous definition been applied, the mobile retail customer base in TDC Mobil A/S would have increased by 167,000 or 12.2% compared with 2Q 2005.

Capital expenditures, excluding share acquisitions, in the domestic mobile operation increased 16.1% to DKK 159m, driven mainly by higher investments in the GSM network. The capex-to-revenue ratio amounted to 8.3% compared with 7.8% in 2Q 2005.

Talkline etc.

Talkline etc. includes European service provider activities consisting of Talkline and easyMobile. Talkline, TDC’s German subsidiary, is a focused service provider of mobile telephony that is fully owned by TDC Mobile International.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

At the end of 2Q 2006, Talkline had obtained an increase in its customer base of 20.2% on 2Q 2005 to 3.5m customers. easyMobile reached 122,000 customers. Compared with 1Q 2006, the customer base in Talkline etc. increased by 48,000 driven by growth in easyMobile.

Revenue increased 1.1% to DKK 1,801m, driven mainly by revenue from easyMobile and the higher customer base in Talkline, partly offset by lower commissions from network operators and lower terminal sale in Talkline.

In 2Q 2006, EBITDA amounted to DKK 144m compared with DKK 126m in 2Q 2005. This result was negatively impacted by the startup of easyMobile activities, but was more than compensated for by positive growth in Talkline’s mobile business.

Bité

Bité is a Lithuanian mobile operator that is 100% owned by TDC Mobile International and operates mobile networks in Lithuania and since September 2005 also in Latvia.

Revenue in Bité amounted to DKK 316m in 2Q 2006, up 13.7%.

EBITDA was DKK 49m, a decrease of 14.0% attributable to the start-up of Bité Latvia.

Compared with 2Q 2005, the customer base almost doubled to a total of 2.0m customers.

TDC Switzerland

TDC Switzerland provides mobile, landline and internet services for the Swiss market using the sunrise brand name.

DKKm	2Q 2005	2Q 2006	Change in %

Revenue	2,343	2,277	(2.8)
Mobile telephony	1,433	1,408	(1.7)
Landline telephony	712	680	(4.5)
Internet services	198	189	(4.5)

Operating expenses	(1,724)	(1,709)	0.9
Transmission costs and cost of
goods sold	(859)	(817)	4.9
Other external expenses	(561)	(562)	(0.2)
Wages, salaries and pension costs	(304)	(330)	(8.6)

EBITDA	619	570	(7.9)

EBITDA margin	26.4%	25.0%

Depreciation, amortization and
impairment losses	(358)	(357)	0.3

EBIT	261	213	(18.4)

In 2Q 2006, TDC Switzerland had revenue of DKK 2,277m, down 2.8% compared with 2Q 2005. In local currency, revenue decreased 1.9%.

Adjusted for the inclusion of sunrise business communications, revenue decreased 6.9%.

Compared with 2Q 2005, TDC Switzerland had a 5.0% increase in the number of mobile customers. The Swiss mobile market faces increased competition in the form of new players. The reduced mobile termination prices in 2005 and increased competition resulting in falling retail minute prices has in total led to a decrease in revenue from the mobile activities, which came to DKK 1,408m in 2Q 2006 compared with DKK 1,433m in 2Q 2005.

Within landline telephony, revenue decreased 4.5% to DKK 680m in 2Q 2006, reflecting an 8.0% decrease in the customer base. There was a positive impact from the inclusion of sunrise business communications.

Internet revenue amounted to DKK 189m, down 4.5% on 2Q 2005, due to a decrease in the number of internet dial-up customers

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

of 42.1%, partly offset by 29.1% growth in the number of xDSL customers.

Operating expenses

Operating expenses decreased 0.9% to DKK 1,709m, reflecting mainly lower transmission costs and cost of goods sold due to reduced prices for terminating mobile calls and lower landline traffic.

Adjusted for sunrise business communications, operating expenses decreased 6.2%.

EBITDA

EBITDA was DKK 570m, a decrease of 7.9% compared with 2Q 2005, driven mainly by lower revenue. In local currency, EBITDA decreased 7.0%. TDC Switzerland’s EBITDA margin decreased from 26.4% to 25.0% in 2Q 2006. Adjusted for the inclusion of sunrise business communications, the EBITDA margin decreased 0.4 percentage point.

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses decreased 0.3% to DKK 357m.

EBIT

EBIT totaled DKK 213m, corresponding to an 18.4% decrease on 2Q 2005.

Capital expenditures

Capital expenditures, excluding share acquisitions, amounted to DKK 227m, down 4.6%, reflecting mainly lower investments concerning the GSM network, partly offset by higher investments regarding the roll-out of the EDGE network. The capex-to-revenue ratio was 10.0% compared with 10.2% in 2Q 2005.

Customers

At the end of 2Q 2006, TDC Switzerland had 2.1m customers, a decline of 2.0% or 44,000 customers compared with 2Q 2005. The number of mobile customers grew 61,000 or 5.0% to reach a total of 1.3m, while the number of landline customers decreased 44,000 or 8.0% to 505,000. In addition, the number of customers with dialup internet access declined 107,000 or 42.1% to 147,000, while the number of xDSL customers grew 46,000 to 204,000, up 29.1%.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

TDC Cable TV

TDC Cable TV provides cable-TV services as well as internet access and IP telephony via cable modems in Denmark.

TDC Cable TV continues to expand within its traditional TV business, while also increasing its coverage of internet services.

TDC Cable TV’s revenue rose 15.4% to DKK 606m. This increase reflects a larger customer base within both the traditional cable TV and the broadband businesses.

Operating expenses rose 14.8% to DKK 459m compared with 2Q 2005. This increase reflects primarily higher program and transmission costs, driven by a larger customer base. In addition, wages, salaries and pension costs was DKK 102m, up 14.3% stemming from more full time employees.

EBITDA rose 17.5% to DKK 148m in 2Q 2006.

In 2Q 2006, EBIT was DKK 96m compared with DKK 77m in 2Q 2005.

TDC Cable TV’s capital expenditures, excluding share acquisitions, totaled DKK 52m, compared with DKK 60m in 2Q 2005, driven primarily by less network expansion. The capex-to-revenue ratio was 8.6% compared with 11.4% in 2Q 2005.

5 EBITDA decreased 11.8% in 4Q 2005, due to a negative adjustment related to deferred connection fees related mainly to previous years.

By the end of 2Q 2006, TDC Cable TV had 1,042,000 cable TV customers, corresponding to a 3.1% increase, while the number of internet access customers increased 25.7% to 274,000.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Safe harbor statement

Certain sections of this quarterly report contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

—	statements containing projections of revenue, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financial income and expenses

—	statements of our plans, objectives or goals for future operations including those related to our products or services

—	statements of future economic performance

—	statements of the assumptions underlying or relating to such statements

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by TDC or on our behalf. These factors include, but are not limited to:

—	changes in applicable Danish and EU legislation

—	increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers

—	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended

—	developments in competition within domestic and international communications solutions

—	introduction of and demand for new services and products

—	developments in the demand, product mix and prices in the mobile market, including marketing and customer-acquisition costs

—	developments in the market for multimedia services

—	the possibilities of being awarded licenses

—	developments in our international activities, which also involve certain political risks

—	investments and divestitures in domestic and foreign companies

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Financial calendar

TDC's financial calendar is as follows (more details on www.tdc.com):

October 2

Start of closing period for 3Q 2006

October 31

Earnings Release 3Q 2006

December 31

End of the fiscal year 2006

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Statements of Income

TDC Group (DKKm)	1H 2005	1H 2006	Change in %	2Q 2005	2Q 2006	Change in %

Revenue	22,411	23,147	3.3	11,396	11,602	1.8
Domestic revenue	11,806	12,091	2.4	6,022	6,058	0.6
in percent of total revenue	53%	52%		53%	52%
International revenue	10,605	11,056	4.3	5,374	5,544	3.2
in percent of total revenue	47%	48%		47%	48%

Transmission costs and cost of goods sold	(8,220)	(8,349)	(1.6)	(4,099)	(4,184)	(2.1)
Other external charges	(4,234)	(4,579)	(8.1)	(2,235)	(2,332)	(4.3)
Wages, salaries and pension costs	(3,766)	(3,856)	(2.4)	(1,906)	(1,982)	(4.0)

Total operating expenses before depreciation etc.	(16,220)	(16,784)	(3.5)	(8,240)	(8,498)	(3.1)

Other income and expenses	91	140	53.8	40	71	77.5

EBITDA	6,282	6,503	3.5	3,196	3,175	(0.7)
of which domestic EBITDA	4,496	4,687	4.2	2,253	2,271	0.8
in percent of total EBITDA	72%	72%		70%	72%
of which international EBITDA	1,786	1,816	1.7	943	904	(4.1)
in percent of total EBITDA	28%	28%		30%	28%
Depreciation, amortization and impairment losses	(3,192)	(3,171)	0.7	(1,631)	(1,590)	2.5

EBIT, excluding special items	3,090	3,332	7.8	1,565	1,585	1.3
Special items [1]	(622)	(329)	47.1	0	408	-

EBIT including special items	2,468	3,003	21.7	1,565	1,993	27.3
Income from associates	185	209	13.0	85	94	10.6
of which special items	0	0	-	0	0	-
Net financials	(414)	(1,066)	(157.5)	(163)	(731)	-
of which net financials excluding fair value adjustments	(356)	(1,080)	-	(158)	(824)	-
of which fair value adjustments	(58)	14	124.1	(5)	93	-

Income before income taxes	2,239	2,146	(4.2)	1,487	1,356	(8.8)
Total income taxes	(392)	(643)	(64.0)	(171)	(368)	(115.2)
- Income taxes related to income excluding special items and fair value
adjustments	(572)	(792)	(38.5)	(166)	(294)	(77.1)
- Income taxes related to special items and fair value adjustments	180	149	(17.2)	(5)	(74)	-

Net income from continuing operations	1,847	1,503	(18.6)	1,316	988	(24.9)

Net income from discontinued operations	25	0	NM	41	0	NM
- of which income from discontinued operations, excluding special items and fair value adjustments	25	0	NM	40	0	NM
- of which fair value adjustments related to discontinued operations	0	0	NM	1	0	NM
- of which special items related to discontinued operations	0	0	NM	0	0	NM

Net income	1,872	1,503	(19.7)	1,357	988	(27.2)

Attributable to:
Shareholders of the Parent Company	1,886	1,539	(18.4)	1,370	1,004	(26.7)
Minority interests	(14)	(36)	(157.1)	(13)	(16)	(23.1)

Net income, excluding special items and fair value adjustments	2,372	1,669	(29.6)	1,366	561	(58.9)

1) Special items include significant amounts that cannot be attributed to normal operations such as large gains and losses related to divestment of subsidiaries, special write-downs for impairment as well as expenses related to restructuring etc.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Balance Sheets

DKKm	2Q 2005	2Q 2006

Assets
Intangible assets	33,945	32,881
Property, plant and equipment	26,808	25,243
Pension assets	5,377	5,628
Other non-current assets	4,481	3,588
Total non-current assets	70,611	67,340
Receivables	8,361	9,049
Marketable securities	3,766	0
Cash	4,921	1,155
Other current assets	1,797	1,695
Total current assets	18,845	11,899

Total assets	89,456	79,239
- of which interest-bearing receivables	83	81

Equity and liabilities
Equity attributable to Company shareholders	38,081	1,250
Minority interests	293	215
Total equity	38,374	1,465
Loans	25,113	58,263
Deferred tax liabilities	4,042	3,298
Deferred income	1,097	1,114
Pension liabilities etc.	236	280
Other non-current liabilities	1,257	1,316
Total non-current liabilities	31,745	64,271
Loans	6,297	1,352
Trade and other payables	8,501	7,889
Deferred income	2,809	2,741
Other current liabilities	1,730	1,521
Total current liabilities	19,337	13,503

Total liabilities	51,082	77,774

Total equity and liabilities	89,456	79,239

- of which interest-bearing payables	0	4

Net interest-bearing debt	22,640	58,383

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Statements of Cash Flow

TDC Group (DKKm)	1H 2005	1H 2006	Change in %	2Q 2005	2Q 2006	Change in %

EBITDA	6,282	6,503	3.5	3,196	3,175	(0.7)
Change in working capital	(467)	(658)	(40.9)	(441)	247	156.0
Other	(314)	(552)	(75.8)	(184)	(235)	(27.7)

Cash flow from operating activities before net financials and tax	5,501	5,293	(3.8)	2,571	3,187	24.0

Interest paid, net	(821)	(1,030)	(25.5)	(517)	(653)	(26.3)
Realized currency adjustments	(45)	656	NM	40	320	NM

Cash flow from operating activities before tax	4,635	4,919	6.1	2,094	2,854	36.3

Corporate income tax paid	(680)	(450)	33.8	(502)	(211)	58.0

Cash flow from operating activities in continuing operations	3,955	4,469	13.0	1,592	2,643	66.0

Cash flow from operating activities in discontinued operations	42	0	NM	(61)	0	NM

Total cash flow from operating activities	3,997	4,469	11.8	1,531	2,643	72.6

Investment in subsidiaries	(315)	(46)	85.4	(315)	(17)	94.6
Investment in property, plant and equipment	(1,976)	(1,960)	0.8	(958)	(1,018)	(6.3)
Investment in intangible assets	(518)	(594)	(14.7)	(304)	(309)	(1.6)
Investment in other non-current assets	(5)	(4)	20.0	(4)	(2)	50.0
Investment in marketable securities	(1,022)	(2)	99.8	(136)	(2)	98.5
Divestment of subsidiaries	25	51	104.0	25	0	NM
Sale of property, plant and equipment	66	57	(13.6)	52	36	(30.8)
Divestment of associates and other non-current assets	6	25	NM	3	9	200.0
Sale of marketable securities	563	3,673	NM	9	1,142	NM
Change in loans to associates	(1)	(2)	(100.0)	(1)	(2)	(100.0)
Dividends received from associates	154	9	(94.2)	153	9	(94.1)

Cash flow from investing activities in continuing operations	(3,023)	1,207	139.9	(1,476)	(154)	89.6

Cash flow from investing activities in discontinued operations	(8)	(7)	12.5	(2)	(4)	(100.0)

Total cash flow from investing activities	(3,031)	1,200	139.6	(1,478)	(158)	89.3

Net proceeds from long-term loans	1	47,049	NM	(1)	39,161	NM
Repayments of long-term loans	(523)	(18,398)	NM	(149)	(5,251)	NM
Change in short-term bank loans	16	26	62.5	421	64	(84.8)
Change in interest-bearing receivables	55	62	12.7	(49)	13	126.5
Change in minority interests	0	0	NM	0	0	NM
Dividends paid	(2,440)	(44,130)	NM	0	(44,130)	NM
With-holding tax on dividends	0	15	NM	0	15	NM
Acquisition and disposal of treasury shares	62	799	NM	7	0	NM

Cash flow from financing activities in continuing operations	(2,829)	(14,577)	NM	229	(10,128)	NM

Cash flow from financing activities in discontinued operations	(55)	0	NM	49	0	NM

Total cash flow from financing activities	(2,884)	(14,577)	NM	278	(10,128)	NM

Total cash flow	(1,918)	(8,908)	NM	331	(7,643)	NM

Cash and cash equivalents, end of period	4,857	1,155	(76.2)	4,857	1,155	(76.2)

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Capital expenditures

excluding share acquisitions

			Change			Change
TDC Group (DKKm) [1]	1H 2005	1H 2006	in %	2Q 2005	2Q 2006	in %

TDC Solutions	1,212	1,430	(18.0)	642	727	(13.2)
- of which domestic	1,060	1,160	(9.4)	553	615	(11.2)
TDC Mobile International	543	488	10.1	288	246	14.6
- domestic	345	314	9.0	137	159	(16.1)
- Talkline etc.	20	23	(15.0)	16	13	18.8
- Bité	178	151	15.2	135	74	45.2
TDC Switzerland	476	351	26.3	238	227	4.6
TDC Cable TV	98	105	(7.1)	60	52	13.3
Others [2]	75	88	(17.3)	52	38	26.9

Capital expenditures excl. share acquisitions	2,404	2,462	(2.4)	1,280	1,290	(0.8)

1 A positive variance indicates a positive cash flow.
[2] Includes TDC Services, TDC A/S and eliminations.

Equity

TDC Group (DKKm)		2Q 2005			2Q 2006

	Share- holders' equity	Minority interests	Total equity	Share- holders' equity	Minority interests	Total equity

Shareholders' equity at April 1	36,829	26	36,855	44,609	254	44,863

Net income	1,370	(13)	1,357	1,004	(16)	988
Dividends declared	0	NM	0	(44,343)	NM	(44,343)
Acquisition of treasury shares	0	NM	0	0	NM	0
Disposal of treasury shares	7	NM	7	0	NM	0
Share-based payments	11	0	11	0	0	0
Currency translation adjustments etc.	(191)	1	(190)	(94)	(23)	(117)
Tax related to changes in shareholders' equity	55	0	55	74	0	74
Additions to minority interests	NM	279	279	NM	0	0

Shareholders’ equity at June 30	38,081	293	38,374	1,250	215	1,465

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Quarterly Statements of Income

DKKm	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

Revenue
TDC Solutions	18,590	5,216	5,216	5,391	5,808	21,631	5,432	5,348
- domestic	17,061	4,479	4,245	4,212	4,317	17,253	4,260	4,197
TDC Mobile International	15,105	3,757	3,814	4,173	4,295	16,039	3,920	4,023
- domestic	6,503	1,608	1,754	1,864	1,925	7,151	1,862	1,906
- Talkline etc.	7,675	1,908	1,782	2,005	2,068	7,763	1,761	1,801
- Bité	927	241	278	304	302	1,125	297	316
TDC Switzerland	9,692	2,345	2,343	2,447	2,447	9,582	2,281	2,277
TDC Cable TV	1,766	500	525	550	532	2,107	581	606
Others [1]	(2,814)	(803)	(502)	(707)	(759)	(2,771)	(669)	(652)

Revenue, total	42,339	11,015	11,396	11,854	12,323	46,588	11,545	11,602

Income before depreciation, amortization and special items (EBITDA)

TDC Solutions	5,872	1,574	1,566	1,639	1,869	6,648	1,740	1,624
- domestic	5,879	1,524	1,425	1,435	1,635	6,019	1,594	1,483
TDC Mobile International	2,677	667	783	821	538	2,809	730	773
- domestic	2,035	499	600	593	513	2,205	561	580
- Talkline etc.	451	126	126	159	5	416	122	144
- Bité	191	42	57	69	20	188	47	49
TDC Switzerland	2,457	624	619	629	712	2,584	595	570
TDC Cable TV	351	118	126	129	97	470	131	148
Others [1]	639	103	102	93	194	492	132	60

Income before depreciation, amortization and special items (EBITDA), total	11,996	3,086	3,196	3,311	3,410	13,003	3,328	3,175

Depreciation, amortization and impairment losses	(6,661)	(1,561)	(1,631)	(1,694)	(1,904)	(6,790)	(1,581)	(1,590)

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747	1,585

Special items	385	(622)	-	-	(346)	(968)	(737)	408

Operating income (EBIT), including special items	5,720	903	1,565	1,617	1,160	5,245	1,010	1,993

Income from associates	5,632	100	85	126	23	334	115	94
- Income from associates, excluding special items	566	100	85	126	23	334	115	94
- special items related to associates	5,066	-	-	-	-	-	-	-
Net financials	(716)	(251)	(163)	(303)	(339)	(1,056)	(335)	(731)
- Net financials excluding fair value adjustments	(894)	(198)	(158)	(210)	(306)	(872)	(256)	(824)
- Fair value adjustments	178	(53)	(5)	(93)	(33)	(184)	(79)	93

Income before income taxes	10,636	752	1,487	1,440	844	4,523	790	1,356

Total income taxes	(1,041)	(221)	(171)	(366)	(268)	(1,026)	(275)	(368)
- Income taxes related to income, excluding special items and fair value adjustments	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)	(294)
- Income taxes related to special items	356	166	-	-	(15)	151	198	(45)
- Income taxes related to fair value adjustments	(37)	19	(5)	15	18	47	25	(29)

Net income from continuing operations	9,595	531	1,316	1,074	576	3,497	515	988

Net income from discontinued operations	315	(16)	41	127	3,801	3,953	-	-
- Income from discontinued operations, excluding special items and fair value adjustments	296	(15)	40	127	96	248	-	-
- Fair value adjustments related to discontinued operations	-	(1)	1	-	(3)	(3)	-	-
- Special items related to discontinued operations	19	-	-	-	3,708	3,708	-	-

Net income	9,910	515	1,357	1,201	4,377	7,450	515	988

Attributable to:
Shareholders of the Parent Company	9,912	516	1,370	1,194	4,394	7,474	535	1,004
Minority interests	(2)	(1)	(13)	7	(17)	(24)	(20)	(16)

Excluding special items and fair value adjustments

Operating income (EBIT), excluding special items	5,335	1,525	1,565	1,617	1,506	6,213	1,747	1,585

Income from associates	566	100	85	126	23	334	115	94
Net financials	(894)	(198)	(158)	(210)	(306)	(872)	(256)	(824)

Income before income taxes	5,007	1,427	1,492	1,533	1,223	5,675	1,606	855

Income taxes	(1,360)	(406)	(166)	(381)	(271)	(1,224)	(498)	(294)

Net income from continuing operations	3,647	1,021	1,326	1,152	952	4,451	1,108	561

Net income from discontinued operations	296	(15)	40	127	96	248	-	-

Net income	3,943	1,006	1,366	1,279	1,048	4,699	1,108	561

1) Includes TDC Services, TDC A/S and eliminations.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Quarterly Balance Sheets

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006

Assets
Intangible assets	33,495	33,208	33,945	34,160	33,118	32,753	32,881
Property, plant and equipment	26,252	25,829	26,808	26,270	26,054	25,508	25,243
Pension assets	5,435	5,301	5,377	5,454	5,645	5,536	5,628
Other non-current assets	4,683	4,839	4,481	4,430	3,798	3,861	3,588
Total non-current assets	69,865	69,177	70,611	70,314	68,615	67,658	67,340

Receivables	8,472	7,917	8,361	8,499	8,617	7,923	9,049
Marketable securities	3,412	3,773	3,766	3,721	3,687	1,144	0
Cash	6,838	4,590	4,921	6,905	10,063	8,798	1,155
Other current assets	1,677	1,842	1,797	1,935	2,542	2,387	1,695
Total current assets	20,399	18,122	18,845	21,060	24,909	20,252	11,899

Total assets	90,264	87,299	89,456	91,374	93,524	87,910	79,239
- of which interest-bearing receivables	83	83	83	82	107	95	81

Equity and liabilities
Equity attributable to Company shareholders	38,823	36,829	38,081	39,408	43,520	44,609	1,250
Minority interests	27	26	293	294	275	254	215
Total equity	38,850	36,855	38,374	39,702	43,795	44,863	1,465

Loans	29,142	29,197	25,113	24,949	24,890	19,842	58,263
Deferred tax liabilities	4,677	4,477	4,042	3,515	3,494	3,406	3,298
Deferred income	1,052	997	1,097	1,079	1,141	1,136	1,114
Pension liabilities etc.	264	240	236	230	332	310	280
Other non-current liabilities	1,190	1,638	1,257	1,276	1,274	1,299	1,316
Total non-current liabilities	36,325	36,549	31,745	31,049	31,131	25,993	64,271

Loans	1,337	609	6,297	6,746	5,425	5,389	1,352
Trade and other payables	9,535	9,282	8,501	8,546	9,210	7,776	7,889
Deferred income	2,573	2,692	2,809	2,852	2,661	2,634	2,741
Other current liabilities	1,644	1,312	1,730	2,479	1,302	1,255	1,521
Total current liabilities	15,089	13,895	19,337	20,623	18,598	17,054	13,503

Total liabilities	51,414	50,444	51,082	51,672	49,729	43,047	77,774

Total equity and liabilities	90,264	87,299	89,456	91,374	93,524	87,910	79,239

- of which interest-bearing payables	0	0	0	74	17	10	4

Net interest-bearing debt	20,146	21,360	22,640	21,061	16,475	15,204	58,383

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Quarterly Statements of Cash Flows

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

EBITDA	11,996	3,086	3,196	3,311	3,410	13,003	3,328	3,175
Change in working capital	1,212	(26)	(441)	(2)	(58)	(527)	(905)	247
Other	(1,087)	(130)	(184)	(128)	(347)	(789)	(317)	(235)

Cash flow from operating activities before net financials and tax	12,121	2,930	2,571	3,181	3,005	11,687	2,106	3,187

Interest paid, net	(1,230)	(304)	(517)	(75)	(47)	(943)	(377)	(653)
Realized currency adjustments	108	(85)	40	14	108	77	336	320

Cash flow from operating activities before tax	10,999	2,541	2,094	3,120	3,066	10,821	2,065	2,854

Corporate income tax paid	(364)	(178)	(502)	(70)	(1,546)	(2,296)	(239)	(211)

Cash flow from operating activities in continuing operations	10,635	2,363	1,592	3,050	1,520	8,525	1,826	2,643

Cash flow from operating activities in discontinued operations	449	103	(61)	89	35	166	0	0

Total cash flow from operating activities	11,084	2,466	1,531	3,139	1,555	8,691	1,826	2,643

Investment in subsidiaries	(4,761)	0	(315)	(160)	(39)	(514)	(29)	(17)
Investment in property, plant and equipment	(4,426)	(1,018)	(958)	(1,092)	(1,392)	(4,460)	(942)	(1,018)
Investment in intangible assets	(909)	(214)	(304)	(311)	(258)	(1,087)	(285)	(309)
Investment in other non-current assets	(80)	(1)	(4)	(1)	(4)	(10)	(2)	(2)
Investment in marketable securities	(2,442)	(886)	(136)	0	0	(1,022)	0	(2)
Divestment of subsidiaries	1,152	0	25	0	23	48	51	0
Sale of property, plant and equipment	117	14	52	16	38	120	21	36
Divestment of associates and other non-current assets	1,687	3	3	6	11	23	16	9
Sale of marketable securities	1,084	554	9	26	7	596	2,531	1,142
Change in loans to associates	(32)	0	(1)	0	190	189	0	(2)
Dividends received from associates	11,525	1	153	1	1	156	0	9

Cash flow from investing activities in continuing operations	2,915	(1,547)	(1,476)	(1,515)	(1,423)	(5,961)	1,361	(154)

Cash flow from investing activities in discontinued operations	(26)	(6)	(2)	(8)	4,751	4,735	(3)	(4)

Total cash flow from investing activities	2,889	(1,553)	(1,478)	(1,523)	3,328	(1,226)	1,358	(158)

Net proceeds from long-term loans	55	2	(1)	1	(1)	1	7,888	39,161
Repayments of long-term loans	(6,707)	(374)	(149)	(270)	(78)	(871)	(13,147)	(5,251)
Change in short-term bank loans	151	(405)	421	613	(1,322)	(693)	(38)	64
Change in interest-bearing receivables	398	104	(49)	106	(81)	80	49	13
Change in minority interests	14	0	0	0	16	16	0	0
Dividends paid	(2,555)	(2,440)	0	0	0	(2,440)	0	(44,130)
With-holding tax on dividends	0	0	0	0	0	0	0	15
Acquisition and disposal of treasury shares	(3,531)	55	7	24	(280)	(194)	799	0

Cash flow from financing activities in continuing operations	(12,175)	(3,058)	229	474	(1,746)	(4,101)	(4,449)	(10,128)

Cash flow from financing activities in discontinued operations	(398)	(104)	49	(106)	33	(128)	0	0

Total cash flow from financing activities	(12,573)	(3,162)	278	368	(1,713)	(4,229)	(4,449)	(10,128)

Total cash flow	1,400	(2,249)	331	1,984	3,170	3,236	(1,265)	(7,643)

Cash and cash equivalents, end of period	6,838	4,512	4,857	6,866	10,063	10,063	8,798	1,155

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Quarterly capital expenditures excluding share acquisitions

TDC Group (DKKm)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

TDC Solutions	2,447	570	642	615	797	2,624	703	727
- of which domestic	2,314	507	553	466	625	2,151	545	615
TDC Mobile International	1,023	255	288	345	368	1,256	242	246
- domestic	747	208	137	225	261	831	155	159
- Talkline etc.	112	4	16	12	41	73	10	13
- Bité	164	43	135	108	66	352	77	74
TDC Switzerland	1,196	238	238	284	592	1,352	124	227
TDC Cable TV	223	38	60	51	82	231	53	52
Others [1]	259	23	52	71	15	161	50	38

Capital expenditures excl. share acquisitions	5,148	1,124	1,280	1,366	1,854	5,624	1,172	1,290

Customers

Customers ('000) (end of period)	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

Domestic, retail and wholesale:
Landline customers	2,880	2,845	2,811	2,783	2,748	2,748	2,711	2,678
- Retail	2,387	2,351	2,317	2,294	2,270	2,270	2,237	2,212
- Wholesale	493	494	494	489	478	478	474	466
Mobile customers	2,407	2,429	2,456	2,505	2,583	2,583	2,559	2,632
- Retail1), )2	2,219	2,233	2,255	2,292	2,354	2,354	2,325	2,374
- of which Telmore	515	522	534	546	555	555	562	566
- Wholesale	188	196	201	213	229	229	234	258
Internet customers	1,148	1,173	1,190	1,213	1,250	1,250	1,282	1,298
- of which ADSL	556	592	620	650	692	692	743	776
- of which cable-modem customers	186	205	218	230	248	248	259	269
TV customers	982	1,001	1,011	1,019	1,030	1,030	1,034	1,045

Domestic customers, total	7,417	7,448	7,468	7,520	7,611	7,611	7,586	7,653

International:
Landline customers	603	576	775	783	773	773	755	764
- TDC Switzerland	573	561	549	537	527	527	516	505
- TDC Song	3	3	3	4	4	4	5	5
- Others	27	12	223	242	242	242	234	254
Mobile customers	4,719	4,911	5,275	5,848	6,439	6,439	6,745	6,922
- TDC Switzerland	1,190	1,199	1,228	1,259	1,267	1,267	1,273	1,289
- Talkline etc.	2,590	2,709	2,893	3,149	3,434	3,434	3,533	3,581
- Bité	927	990	1,140	1,425	1,723	1,723	1,931	2,042
- TDC Song	12	13	14	15	15	15	8	10
Internet customers	666	650	571	551	519	519	426	408
- TDC Switzerland3)	469	468	412	406	386	386	376	351
- TDC Song	20	24	27	32	34	34	42	47
- Others	177	158	132	113	99	99	8	10

International customers, total	5,988	6,137	6,621	7,182	7,731	7,731	7,926	8,094

Group customers, total	13,405	13,585	14,089	14,702	15,342	15,342	15,512	15,747

1) The definition of active prepaid customers was changed from 1Q 2006 from 12 months to 3 months corresponding to the definition
2) The numbers include mobile customers in TDC Solutions A/S.
3) Restatement of the number of xDSL customers in TDC Switzerland as of 1Q 2005 compared with Earnings Release in 4Q05. In 4Q05 the number of customers has been adjusted downwards by 11,000.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Traffic, domestic

Traffic volume (million minutes):	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

Landline voice traffic	18,915	4,572	4,367	3,995	4,064	16,998	4,060	3,685
- Retail	8,593	2,080	1,984	1,828	1,913	7,805	1,923	1,773
- Wholesale	10,322	2,492	2,383	2,167	2,151	9,193	2,137	1,912
Mobile, including wholesale	4,034	1,033	1,166	1,164	1,226	4,589	1,222	1,278

Employees

EoP	2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	2005	1Q 2006	2Q 2006

TDC Solutions	11,432	11,390	12,256	12,694	12,231	12,231	11,946	11,876
- of which in Denmark	10,072	10,055	10,066	9,997	9,727	9,727	9,684	9,593
TDC Mobile International	2,464	2,453	2,385	2,416	2,434	2,434	2,397	2,414
- of which in Denmark	1,113	1,105	1,104	1,108	1,088	1,088	1,056	1,062
TDC Switzerland	2,307	2,278	2,248	2,480	2,454	2,454	2,421	2,264
TDC Cable TV	862	940	963	993	1,030	1,030	1,046	1,084
Others	2,432	2,345	2,238	2,130	2,076	2,076	2,017	1,979
- of which in Denmark	2,390	2,307	2,197	2,091	2,031	2,031	1,971	1,935

TDC	19,497	19,406	20,090	20,713	20,225	20,225	19,827	19,617

TDC, domestic	14,437	14,407	14,330	14,189	13,876	13,876	13,757	13,674

1 The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.
Furthermore, the number of full-time employee equivalents is excluding discontinued operations.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Selected financial and operational data, 2002-1H 2006

TDC Group[1]		2002	2003	2004	2005	1H 2006

Statements of Income:	DKKm

Revenue		40,730	40,152	42,339	46,588	23,147

Income before depreciation, amortization and special
items (EBITDA)		10,216	11,139	11,996	13,003	6,503

Depreciation, amortization and impairment losses		(6,078)	(6,162)	(6,661)	(6,790)	(3,171)

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	3,332

Special items		(346)	(1,060)	385	(968)	(329)

Operating income (EBIT), including special items		3,792	3,917	5,720	5,245	3,003

Income from associates		1,294	777	5,632	334	209
Net financials		1,654	(561)	(716)	(1,056)	(1,066)

Income before income taxes		6,740	4,133	10,636	4,523	2,146

Income taxes		(1,114)	(1,098)	(1,041)	(1,026)	(643)

Net income from continuing operations		5,626	3,035	9,595	3,497	1,503

Net income from discontinued operations		226	176	315	3,953	0

Net income		5,852	3,211	9,910	7,450	1,503

Attributable to:

- Shareholders of the Parent Company		6,079	3,203	9,912	7,474	1,539

- Minority interests		(227)	8	(2)	(24)	(36)

Net income, excluding special items and fair value
adjustments[2]:

Operating income (EBIT), excluding special items		4,138	4,977	5,335	6,213	3,332

Income from associates		972	1,351	566	334	209
Net financials		(1,033)	(1,155)	(894)	(872)	(1,080)

Income before income taxes		4,077	5,173	5,007	5,675	2,461

Income taxes		(974)	(1,348)	(1,360)	(1,224)	(792)

Net income from continuing operations		3,103	3,825	3,647	4,451	1,669

Net income from discontinued operations		226	233	296	248	0

Net income		3,329	4,058	3,943	4,699	1,669

Balance Sheets	DKKbn

Total assets		85.0	92.6	90.3	93.5	79.2
Net interest-bearing debt		26.0	28.8	20.1	16.5	58.4
Total equity		36.0	35.9	38.9	43.8	1.5

Shares outstanding (million)		214.9	213.6	204.6	195.2	197.6

Statements of Cash Flow	DKKm

Operating activities		9,900	10,679	11,084	8,691	4,469
Investing activities		(2,102)	(12,618)	2,889	(1,226)	1,200
Financing activities		(6,771)	4,932	(12,573)	(4,229)	(14,577)

Total cash flow		1,027	2,993	1,400	3,236	(8,908)

Capital expenditures	DKKbn

Excluding share acquisitions		6.3	5.4	5.1	5.6	2.5
Including share acquisitions		7.2	13.5	10.0	6.3	2.5

Key financial ratios

EPS incl. special items and fair value adjustments	DKK	28.3	15.0	48.4	38.3	7.8
EPS excl. special items and fair value adjustments	DKK	16.5	19.0	19.3	24.2	8.6
Dividend per share	DKK	11.5	12.0	12.5	0.0	-
EBITDA margin (EBITDA divided by revenue)%		25.1	27.7	28.3	27.9	28.1
Capex excl. share acquisitions-to-revenue ratio	%	15.3	13.5	12.2	12.1	10.6
Cash Earnings per share (CEPS) excl. special items and fair value
adjustments[3]	DKK	38.8	41.5	49.3	57.2	23.4
Return on capital employed (ROCE)[4]	%	11.3	13.1	11.9	12.6	6.7

Subscriber base (end of period)[5]	(1,000)

Landline		3,598	3,631	3,483	3,521	3,442
Mobile		4,939	6,199	7,126	9,022	9,554
Internet		1,285	1,696	1,814	1,769	1,706
TV customers		885	924	982	1,030	1,045

Total subscribers		10,707	12,450	13,405	15,342	15,747

Number of employees[6]		21,009	20,034	19,497	20,225	19,617

1 Pension costs are recognized in accordance with US GAAP FAS Nos. 87/88 for 2002-2003 and in accordance with IAS 19 with effect from 2004.
2 Net income excl. special items and fair value adjustments excludes special items from income of associates and special items from income from discontinued activities.
3 CEPS is defined as (net income excluding special items and fair value adjustments attributable to shareholders of the parent company + depreciation, amortization and impairment losses + share-based compensation - income from associates - minority interests' share of depreciation, amortization and impairment losses together with share-based compensation) / number of average shares outstanding.
4 ROCE is defined as EBIT excluding special items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average equity attributable to Company shareholders plus interest-bearing debt.
5 The number denotes end-of period subscribers and includes customers with subscriptions and customers without subscriptions according to the following general principles:
• Landline subscribers who have generated traffic in the previous month.
• Mobile subscribers active for a certain period of time, up to 15 months.
• Internet subscribers active for a certain period of time, up to 3 months.
The number of subscribers also includes resale customers.
6 The number denotes end-of-period full-time employee equivalents including permanent employees, trainees and temporary employees. The number of full-time employee equivalents is excluding discontinued operations.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Significant accounting policies

IASB and the EU have approved changes to the accounting standard IAS 39 regarding recognition and measurement of financial instruments. The changes, which are effective from January 1, 2006, limit situations where the fair value adjustments can be recognized in the Statements of Income.

TDC expects the changes to have consequences only for the treatment of fair value adjustments for unquoted securities. Previously, fair value adjustments of unquoted securities were recognized in the Statements of Income. With effect from January 1, 2006, unrealized fair value adjustments of unquoted securities should be recognized in equity. A gain or a loss is recognized upon disposal of unquoted securities.

The change is not impacting the Group's equity at January 1, 2006, and have not impacted the Group's results of operations, total assets and financial position for 1H 2006 either. Similarly, TDC does not expect the change to have any material impact for 2006.

The change is not impacting the comparative figures for 2005 and earlier years either.

Except for the changes mentioned above, accounting policies are unchanged from the Annual Report for 2005.

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Material acquisitions and divestments

–	HTCC (TDC Solutions) – consolidated from April 1, 2005

–	Dotcom AB (TDC Solutions) – included at July 1, 2005

–	Ascom’s division for communications solutions, referred to as sunrise business communications (TDC Switzerland) – included at July 1, 2005

–	TDC Directories – divested at November 30, 2005.

–	Contactel – divested at February 2, 2006

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August 03, 2006	TDC Quarterly Report 2Q 2006	Release 40-2006

Management Statement

The Board of Directors and the Executive Committee have reviewed and approved the Quarterly Report for 2Q 2006 of the TDC Group.

The Quarterly Report has been prepared in accordance with International Financial Reporting Standards (IFRS) rules on recognition and measurement and the additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies applied are appropriate and the Quarterly Report gives a true and fair view of the Group’s the assets, liabilities and financial position at June 30, 2006, as well as the results of operations and cash flows for 2Q 2006.

Executive Committee

Henning Dyremose	Hans Munk Nielsen

Board of Directors

Kurt Björklund	Vagn Ove Sørensen

Oliver Haarmann	Lawrence H. Guffey

Richard Charles Wilson	Gustavo Schwed

Bo Magnussen	Jan Bardino

Leif Hartmann	Steen Jacobsen

About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as five main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. At August 3, 2006, Nordic Telephone Company ApS holds 88.2% of the shares, with the remainder held by individual and institutional shareholders.

Listing

Shares: Copenhagen Stock Exchange.

Reuters TDC.CO.

Bloomberg TDC DC.

Nominal value DKK 5.

ISIN DK00-10253335.

SEDOL 5698790.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
August 3, 2006 (Date)	/s/ FLEMMING JACOBSEN Flemming Jacobsen Vice President Treasury